Exhibit 99.1

NEWS

Starfield Resources Discovers Diamond At Ferguson Lake

Nearby Sample Found To Contain Diamond-Indicator Garnet Grains

Toronto, Ontario - December 10, 2008 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced the discovery of a diamond in a till sample taken from an area located near the center of the Company’s claim block in Nunavut, Canada.

Starfield holds 264 claims totaling 1.3 million acres in this claim block.  Geophysics had previously identified this area as highly prospective for diamonds.

During the 2005 and 2006 field programs, Starfield’s exploration staff collected 1,100 widely spaced till samples from the Ferguson Lake claims.  The samples remained in secure storage at the project until, as part of the 2008 exploration program, they were sieved and shipped for processing and mineralogical study.

Although preliminary mineralogical studies have been completed on only approximately 12% of the samples, encouraging results have been obtained in two of the samples. Sample TDS5-125 contained a significant number of indicator garnet grains, while sample TDS5-126 contained a small diamond consistent with the screen size.

“I am pleased and excited with these preliminary results,” said Ray Irwin, Vice President Exploration.  “They indicate the Ferguson Lake Project, which is known for its high-grade copper-nickel-cobalt-platinum group massive sulphide mineralization, has significant exploration potential for other commodities including diamonds.”

“It is rare to find an actual diamond in a till sample,” added André Douchane, President and CEO.  “We absolutely need to follow up on this discovery.”

SGS Mineral Services has confirmed the results obtained in both of these samples are not due to contamination.  Although mineralogical studies on most of the till samples are yet to be completed, the results of these two samples are potentially significant for the following reasons:

•	The size of the diamond is consistent with the size fraction (-35 to +60 microns) being processed.

•	The picking lab had no microdiamond samples in it, and the preceding sample contained a significant number of indicator grains.

130 Adelaide Street West, Suite 2210, Toronto, Ontario, Canada  M5H 3P5

•	The chemistry of the till sample, with its higher magnesium and chromium values, suggest there may be kimberlite debris present.

•	There were no striations on the diamond and the crystal was not broken, which suggests proximity to a nearby source.

Starfield’s diamond drilling, logging and sampling was overseen by Ray Irwin, BSc, P.Geo, a Qualified Person in accordance with NI 43-101, who has reviewed this news release.  The samples were prepared at Starfield’s facilities at Ferguson Lake under the supervision of SGS personnel and shipped to SGS Mineral Services in Lakefield, Ontario.  Remaining till samples are not expected to be completely received until March 2009 and a detailed report will be completed shortly thereafter.

In addition, the Company expects to receive the remaining assays on its 2008 drilling program at Ferguson Lake by the end of 2008.

About Starfield
Starfield Resources Inc. is an advanced exploration and development stage company focused on its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has funded the development of a novel, environmentally friendly and energy-efficient hydrometallurgical flow sheet to recover metals from its Ferguson Lake massive sulphides.

Forward-Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

André J. Douchane President and CEO 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer 416-860-0400 ext. 223 gvanstaveren@starfieldres.com	Connie Anderson Investor Relations 416-860-0400 ext. 228 canderson@starfieldres.com

Starfield Resources Inc. investors may also participate in the Company’s online community at http://www.agoracom.com/ir/Starfield.

www.starfieldres.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.